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                                                                   Exhibit 99.37

     Not for Distribution outside of Canada

POINTS INTERNATIONAL LTD.

POINTS INTERNATIONAL ANNOUNCES THE SALE OF CONVERTIBLE DEBENTURE

IMPROVED TERMS FOR POINTS INTERNATIONAL

TORONTO -- Points International Ltd. (TSX: PTS, OTC: PTSEF), the owner and operator of Points.com, the world's most popular site to earn and swap reward program miles and points, announced today that CIBC Capital Partners, a division of Canadian Imperial Bank of Commerce, has agreed to sell to a group of institutional and accredited investors, the $6 million convertible debenture issued by the Company to CIBC Capital Partners (CIBC) in 2001. The purchasers will also acquire from CIBC Capital Partners the outstanding Series One Preferred Share in the capital of Points International Ltd.

In connection with the purchase and sale of the debenture, the debenture will be amended in a number of significant respects. Among these amendments, the interest rate on the debenture will be reduced from 11% to 8%, all negative and certain positive covenants under the debenture will be eliminated and all security previously held by CIBC Capital Partners in connection with the debenture will be released. In addition, unless previously repaid, the debenture will convert into the previously disclosed 18,908,070 common shares of the Company in April, 2006.

"This transaction better aligns the interests of the debenture holders with the long-term objectives of shareholders and allows the company to focus its resources on growing our business," said Rob MacLean, Points International's CEO.

The Company also announced today that it has agreed to a private placement with IAC/InterActiveCorp (NASDAQ: IACI), institutional and other accredited investors. The Company expects to raise gross proceeds of approximately $15.8 million through the issuance of a convertible preferred share and the issuance of common shares to the other investors. The purchasers of the debenture are the same parties that are expected to participate in the private placement.

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The closing of this transaction is anticipated this week and is subject to customary closing conditions including receipt of applicable regulatory approvals.

About Points International Ltd.

Points International Ltd. is the owner and operator of Points.com, the world's most popular site to earn and swap reward program miles and points. Over 45 of the world's leading programs participate on Points.com, including American Airlines AAdvantage(R) program, Delta SkyMiles(R), eBay Anything Points(TM), TripRewards(R), Priority Club(R) Rewards, Asia Miles(R) and S&H greenpoints.

Source: Points International Ltd (TSX Exchange: PTS, OTC: PTSEF)

FOR FURTHER INFORMATION

Investor Relations: Steve Yuzpe, Chief Financial Officer, Points International Ltd., Direct: (416) 596-6382, Email: steve.yuzpe@points.com; or

Ed Lewis, CEOcast, Inc. for Points International, (212) 732-4300, elewis@ceocast.com

Business Development Inquiries: Christopher Barnard, President, Points International Ltd., Direct: (416) 596-6381, Email:
christopher.barnard@points.com